Exhibit 99.3

Sundance Energy Australia Limited (ASX: SEA) Execute – Deliver – Grow October 2014

This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax adv ice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and f or making your own independent assessment of the Information. You are solely responsible for seeking independent professional adv ice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company ’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information. Disclaimers Disclaimers 2

Not an offer The Information does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction. Neither this presentation nor anything in it shall form any part of any contract for the acquisition of Sundance shares. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions. In particular, this presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this presentation have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws. No securities described in this presentation will be offered in the United States. Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may ”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company ’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various f actors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forwardlooking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, VP of Reservoir Engineering and Business Development, has consented to the inclusion of this information in the form and context in which it appears. Disclaimers (continued) Disclaimers (continued) 3

Assets in Leading US Liquids Basins Assets in Leading US Liquids Basins 4 Ticker: SEA (ASX Listed) Share count: 549.2 million Market capitalization: A$643 million Enterprise value: $596 million Note: Above based on Company filings, press release s and January 1, 2014 NSAI reserve s report. Market capitalization and enterprise value shown a s of 27 October 2014, based on debt of $80mm and cash of $51mm; Production numbers represent 3Q14 average daily production (1) Based on analysts’ consensus estimates (2) Excludes evaluation of the majority of t he Company’s potential Woodford location s (3) Pro forma for DJ Basin asset divestiture (1P reserve s of 4.7 mmboe) and Williston Basin divestiture (1P reserves of 1.4 mmboe), both of which closed in July 2014. (4) 2014 exit rate of Company guidance. 2014 Consensus EBITDAX: $142 million(1) Proved reserves: 14.7 mmboe (64% oil)(3) 3P reserves: 78.9 mmboe (52% EGFD)(3) 3Q14 daily production: 7,035 boed (71% oil) 2014 Exit Rate: 8,000 – 9,000 boed(4) Net acres: ~20,000 1P reserves: 10.3 mmboe Production: 5,124 boed South Texas Eagle Ford Net acres: ~32,000 1P reserves: 4.4 mmboe(2) Production: 1,574 boed Greater Anadarko Mississippian / Woodford

 Monetized DJ and Williston Basin positions freeing up ~$128 million to invest in growing the business Average production of 7,035 boepd (net of royalties) in the third quarter of 2014 An overall increase of 21% from Q2 2014 despite the sale of the Company’s DJ & Bakken assets Generated third quarter 2014 revenue of $46.5MM and Adjusted EBITDAX of $36.0MM 78% Adjusted EBITDAX margin in lower price environment Increased the Company’s Eagle Ford position to ~20,000 net mineral acres ~11,900 acreage increase that will be included in the Company’s year-end reserve evaluation Production highlights include: 14 gross (10.5 net) Eagle Ford wells brought into production in the third quarter of 2014 A total of 21 gross (15.7 net) Eagle Ford wells brought into production YTD The Company expects to complete an additional 10-13 gross Eagle Ford wells in the fourth quarter of 2014 Quarterly Overview Quarterly Overview 5

Production and Revenue Trend Production and Revenue Trend 6 Increased production by ~1,237 boepd (21%) compared to Q2 2014 Excluding DJ and Bakken, production increased 1,878 boepd (39%) from Q2 2014 Production in line with Company expectations of achieving full year guidance of: Ave. rate of 6,700 - 7,500 boepd Exit rate of 8,000 - 9,000 boepd Generated $46MM in revenue Realized oil price of $93.08/bbl and natural gas price of $3.27/mcf

Adjusted EBITDAX Trend Adjusted EBITDAX Trend 7 EBITDAX margin increased to 78% from 62% in Q3 2013 Lease operating costs declined to $5.96/boe from $12.78/boe in Q3 2013 Decline driven primarily through efficiencies generated from restructuring our Eagle Ford field operations G&A costs declined to $7.04/boe from $13.02/boe in Q3 2013 as “fixed” overhead costs have been diluted by a higher production base Reduced production taxes as a percent of revenue to 5.7% from 8.1% in Q3 2013 Reduction due to the Company’s production shift to lower production tax rate jurisdictions Adjusted EBITDAX – earnings before interest expense, income taxes, depreciation, depletion, amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains/(losses) on commodity hedging, net of settlements on commodity hedging. Adjusted EBITDAX Margin – Adjusted EBITDAX as a percentage of revenue.

Liquidity and Capital Expenditures Liquidity and Capital Expenditures 8 Liquidity and cash flow Development capital expenditures (million $) (million $) Cash 50.9 YTD 30 September 2014 development cap ex 234 Net non-cash working capital (23.7) Estimated Q4 2014 development cap ex 65 Net working capital 27.2 2014 cap ex guidance (2) 299 Undrawn borrowing capacity (1) 65.0 Total Balance Sheeet Liquidity 92.2 (2) Compared to previous guidance of $290 million (approximately $9 million (3%) higher); the Company is drilling faster than expected (1) Borrowing base redetermination underway

Eagle Ford Project Increased to ~20,000 Net Acres Eagle Ford Project Increased to ~20,000 Net Acres 9

2014 Eagle Ford IPs

Well Name	Lateral Length	Working Interest (Net Wells)	24-Hour	30-Day	60-Day	90-Day	180-Day
Teal Ranch EFS 3H	5,915	100%	863	650	593	534	-
Quintanilla SMEF 4H	5,322	50%	1,019	653	552	-	-
Quintanilla SMEF 5H	5,527	50%	1,021	674	576	-	-
Quintanilla SMEF 6H	5,480	50%	1,354	705	631	-	-
Quintanilla SMEF 7H	5,577	50%	1,092	605	517	-	-
Hoskins EFS 7H (1)	4,492	100%	1,328	627	598	-	-
Hoskins EFS 8H	5,250	100%	929	416	379	-	-
Hoskins EFS 9H	5,320	100%	871	480	412	-	-
Hoskins EFS 10H	5,545	100%	776	463	467	-	-
Me/You EFS 1H	6,190	50%	739	397	-	-	-
Q-Kiel EFS 1H	5,281	50%	970	499	-	-	-
Shannon EFS 4H	7,294	86%	1,428	895	-	-	-
Shannon EFS 5H	7,339	85%	1,439	1,004	-	-	-
Tyler Ranch EFS 5H	4,543	83%	1,111	-	-	-	-
Q3 Average Well	**5,648**	**10.5**	**1,067**	**621**	**525**	**534**	**-**
Shannon EFS 2H	6,838	85%	1,481	1,049	998	985	791
Shannon EFS 3H	7,840	85%	1,663	1,095	1,029	995	832
Q Ballard EFS 2H	5,401	50%	1,086	577	542	501	429
Q Ballard EFS 3H	5,212	50%	909	602	576	536	460
Q Kiel EFS 3H	6,729	50%	740	490	514	500	-
Quintanilla CCR EFS 2H	4,406	100%	686	362	378	-	-
Wheeler EFS 2H	4,385	100%	375	233	213	-	-
Q1/Q2 Average Well	**5,830**	**3.5**	**991**	**630**	**607**	**703**	**628**
2014 Development Program	**5,709**	**14.03**	**1,042**	**624**	**561**	**675**	**628**

(1) The Hoskins EFS 7H has 54 days of production included as its 60-day IP. The rate will be updated in future releases.

SUNDANCE energy

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2014 Wells Outperform 2013 Wells by 30% per Foot 2014 Wells Outperform 2013 Wells by 30% per Foot 11

McMullen Project Overview McMullen Project Overview 12 Well Economics McMullen Gross (net) locations ~180 (~127.5) Spacing assumptions 40 – 80 acres Well cost $7.5 - $9.5 million EUR (mboe) 375 - 525 Estimated oil 65% - 80% LOE per boe $5.00 - $7.00 Estimated NPV per well $3.1 - $7.1 million(2) Well economics (1) McMullen Area Eagle Ford well control LEGEND SEA Acreage Cabot Eagle Ford Wells Chesapeake Eagle Ford Wells EOG Eagle Ford Wells Marathon Eagle Ford Wells Conoco Eagle Ford Wells SEA Eagle Ford Wells Swift Eagle Ford Wells St. Mary Eagle Ford Wells Talisman Eagle Ford Wells Murphy Eagle Ford Wells Pioneer Eagle Ford Wells Source: Company filings and press releases (1) Based on internal Sundance estimates (2) $90 Flat Oil (x103% LLS); $4.25 Flat Gas; NGLs at 40% of WTI

Dimmit County Overview Dimmit County Overview 13 Source: Company filings and press releases (1) Based on internal Sundance estimates (2) $90 Flat Oil: $4.25 Flat Gas, $3.5MM capex N 10 miles Dimmit Eagle Ford well control Well Economics Dimmit Gross (net) locations ~115 (~69) Spacing assumptions 40 – 80 acres Well cost $5.5 - $7.5 million EUR (mboe) 350 - 500 Estimated oil 55% -60% LOE per boe $5.00 - $7.00 Estimated NPV per well $1.9 - $5.5 million(2) Well economics (1) LEGEND SEA Acreage Anadarko Eagle Ford Wells Chesapeake Eagle Ford Wells Newfield Eagle Ford Wells Talisman Eagle Ford Wells Murphy Eagle Ford Wells SEA Eagle Ford Wells Swift Eagle Ford Wells St. Mary Eagle Ford Wells

Mississippian/Woodford Overview Mississippian/Woodford Overview 14

Initial production rates increased by ~19% in the Mississippian Increase efficiency with potential to drive well cost to ~$3.0-$3.3 million Mississippian Zipper Fracs Mississippian Zipper Fracs 15

 Strategically located salt water disposal wells Electric lines on 85% of production facilities Aggressive use of rod pumps vs. higher cost electric submersible pumps Completion design eliminates need for jet pumps Mississippian LOE Reduction (3 month trailing average) Mississippian LOE Reduction (3 month trailing average) 16

Logan County Logan County – Mississippian Lime Economics Mississippian Lime Economics 17 1 Based on internal management estimates. 2 $90 Flat Oil: $4.25 Flat Gas, $3.5MM capex. 0 10 20 30 40 50 60 70 80 90 100 75 85 95 105 IRR (%) Nymex Price/Bbl 3% Discount to WTI; $4.25/Mcf flat; no NGL's Rate of Return Sensitivities $3.5 MM Well with 65% Oil 200 MBoe 250 MBoe (2) Well Economics (1) Gross (Net) Locations 100 – 150 Spacing assumption (acres) 160 – 210 Average well cost ($MM) $3.5 EUR (MBoe) 200 - 250 Estimated Oil (%) 50 – 70 LOE per Boe $8 - $12 Estimated NPV per well ($MM) $0.5 - $2.7(2) 30 day IP () Boe/d 125 - 350 6 mi N Osage Exploration Slawson Sundance Energy Devon Energy LEGEND Horizontals by Operator SE A creage Development Pods SE SWD wells X

Woodford Results Woodford Results 18 Well Name 24-Hour 30-Day 60-Day 90-Day 180-Day Waldridge 17-4-4-1HW 459 171 134 111 74 Frick 16-4-13-1HW 334 202 165 140 90 Graff 19-3-30-1HW 371 212 162 134 - Cimarron River 16-4-12-1HW 714 304 261 222 - Kay Rother 16-4-14-1HW 123 84 72 - - Davis Partners 16-3-15-1HW 266 168 - - - Woodford Average 378 190 159 152 82

Activity Pipeline Activity Pipeline 19 Borrowing base upgrade Q414 New Mississippian well results Q115 Additional results from new Eagle Ford completion designs Q115 Continued Growth in Eagle Ford Acreage/ Drilling Inventory (currently ~20,000 net acres) Reserve upgrade Q115

Appendix Appendix 20

Board of Directors Mike Hannell, Chairman 45 years’ experience in upstream and downstream petroleum industry. Previously held senior positions with Santos Ltd and Mobil Oil. Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Damien Hannes, Non-Executive Director More than 25 years’ finance experience; most recently, 15 years with Credit Suisse in Asia Pacific region. Weldon Holcombe, Non-Executive Director More than 30 years’ technical, operational and managerial experience in leading US unconventional resource plays. Most recently Executive VP, Mid-Continent Region for Petrohawk Energy Corporation. Neville Martin, Non-Executive Director Former partner and current consultant at Minter Ellison in Adelaide. 40 years’ experience in corporate law and mining and gas law. Former state president of the Australian Mining & Petroleum Law Association. Experienced Board and Management Experienced Board and Management 21 Management Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privyatization transactions, and senior and mezzanine debt transactions. Cathy Anderson, Chief Financial Officer Certified Public Accountant with over 25 years’ experience with companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Vice President, Exploration & Development More than 15 years’ geologic experience in exploration, development, resource play evaluation, well design/ development/completion and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land More than 30 years’ senior land experience in the oil and gas industry with companies such as Cimarex and Texaco. Experience encompasses field leasing, title, lease records and management of multi-rig drilling programs. David Ramsden-Wood, VP, Reservoir Engineering & Business Dev. Professional Engineer licensed in Canada with more than 15 years’ engineering experience across all engineering disciplines with a focus on reservoir engineering, strategic & financial planning and production engineering with companies including Enerplus, Anadarko and Canadian Hunter. John Whittington, Vice President, Operations More than 20 years’ experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.